UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Skytrip Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

William Tay
c/o TBM Investments, Inc.
540 Madison Ave., Suite 1166
New York, NY 10165
(917) 591-2648

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  None

 1
NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

William Tay

 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

 3
SEC USE ONLY

 4
SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6
CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

7
SOLE VOTING POWER

NUMBER OF	31,340,000

SHARES	8
SHARED VOTING POWER

 BENEFICIALLY

 OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING

PERSON	31,340,000

WITH	10	SHARED DISPOSITIVE POWER

 11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,340,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Skytrip Holdings, Inc., a Delaware corporation, whose principal executive offices are located at c/o TBM Investments, Inc., 305 Madison Avenue, Suite 1166, New York, NY 10165 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is William Tay (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o TBM Investments, Inc., 305 Madison Avenue, Suite 1166, New York, NY 10165.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is the President and Director of Skytrip Holdings, Inc. and is a private investor, located at 305 Madison Avenue, Suite 1166, New York, NY 10165.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On January 9, 2007, Mr. Tay acquired directly from the Issuer 31,340,000 shares of Common Stock in exchange for incorporation fees and annual resident agent fees in Delaware, and developing our business concept and plan, valued at $3,134.

Item 4. Purpose of Transaction.

Mr. Tay may cause the Issuer to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or Mr. Tay may seek to sell a controlling interest in the Issuer to a third party.

Except for the foregoing, Mr. Tay has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

Mr. Tay reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Tay beneficially owns an aggregate of 31,340,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB registration statement filed with the U.S. Securities and Exchange Commission on May 8, 2007.)

(b) Mr. Tay has the sole right to vote and dispose, or direct the disposition, of the 31,340,000 shares of Common Stock owned by him.

(c) The 31,340,000 shares of Common Stock reported herein were acquired by Mr. Tay effective January 9, 2007.

(d) Other than Mr. Tay, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 31,340,000 shares of Common Stock owned by Mr. Tay.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2007

/s/ William Tay
William Tay